

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2013

Via E-mail
Mr. Christopher Foulds
Chief Financial Officer and Treasurer
ETFS Gold Trust
c/o ETF Securities USA LLC
48 Wall Street, 11th Floor
New York, NY 10005

  Re: ETFS Gold Trust
    Form 10-K for fiscal year ended December 31, 2012
    Filed February 28, 2013
    File No. 1-34441

Dear Mr. Foulds:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Kevin Woody

        Kevin Woody
        Accounting Branch Chief